August 7, 2012

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	YPF Sociedad Anónima Form 20-F for the Fiscal Year Ended December 31, 2011, Filed May 16, 2012, File No. 1-12102

Dear Mr. Schwall:

Thank you for your letter dated July 25, 2012 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”) of YPF Sociedad Anónima (“YPF”, also referred to in this letter as the “Company” and “we”).

To facilitate the Staff’s review, we have reproduced the captions and comments from the Staff’s July 25, 2012 comment letter in bold text in our response set forth in Annex I.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	YPF is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your time and cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Buenos Aires at 54-11-5441-5531 or fax: 54-11-5441-2113; Diego De Vivo and Fernando Lattuca of Deloitte, our external auditors, at 54-11-4320-2700 (ext.  2221) and 54-11-4320-2700 (ext. 3177), or our counsel, Talbert Navia and Allen Miller of Chadbourne & Parke LLP, at 212-408-5316 (fax: 646-710-5316) and 212-408-5454 (fax: 646-710-5454)

Very truly yours,

/s/ Daniel Gonzalez
Chief Financial Officer

ANNEX I

Key Information, page 4

1. Please refer to the following statement on page 5: “In furtherance of Decree No. 530/12, the Intervenor has approved the preparation and filing of this annual report with the aim of securing the continuity of the Company’s business and the preservation of its assets and capital based on the Audited Consolidated Financial Statements and internal reports existing as of the date prior to the Intervention, whose content has been ratified exclusively by the Company’s business areas and departments as of the date of this annual report.” Please explain to us the meaning of the clause, “whose content has been ratified exclusively by the Company’s business areas and departments as of the date of this annual report.”

We supplementally advise the Staff that the referenced clause refers to customary internal control processes pursuant to which relevant business areas and departments of the Company confirmed the disclosures made in the 2011 20-F.  Given that the senior management of the Company had been suspended in its functions pursuant to Decree No. 530/2012, the internal processes relied on personnel performing the relevant functions at the time of filing the 2011 20-F.  We note that the required Section 302 and 906 certifications were included in the 2011 20-F in their required forms. The circumstances prevailing at the time of the 2011 20-F were unique and are not expected to recur or be of relevance in connection with future filings of the Company's Form 20-F.

Information on the Company, page 22

Exploration and Production, page 29

Changes in our proved undeveloped reserves during 2011, page 38

2.
We note your conversion rate in 2011 for your proved undeveloped reserves. We also note your related disclosure in your annual report for the fiscal year ended December 31, 2010 with respect to your conversion rate in 2010. This rate of development of your proved undeveloped reserves suggests that it will take more than five years to develop all of your proved undeveloped reserves. As proved undeveloped reserves should generally be developed within five years of initially booking them as proved, please tell us how you plan to accomplish this. Please see Rule 4-10(a)(31) of Regulation S-X.

We acknowledge the Staff’s comment and we supplementally  advise the Staff that, as of December 31, 2011 our plan to develop our proved undeveloped reserves includes an increase in projected average investment amounts of approximately 38% in comparison with 2011. In addition, we confirm to the Staff that as of December 31, 2011 main proved undeveloped reserves projects are related to Gas Compression in Loma La Lata field, and Secondary Recovery Projects, mainly in Los Perales, Seco León, CNQ 7A and Cerro Fortunoso fields,  which we estimate will bring a relatively high development rate in the next few years in comparison with the development rates in  recent years.

Additionally, as we disclosed in our Form 6-K submitted to the SEC on June 6, 2012 “Translation of Investor Presentation made on June 5, 2012”,  our new management's strategy is to  increase the number of wells to be drilled  to reverse our negative production trend. Consequently, we expect that this new strategy will contribute even further to accelerate the development of our proved undeveloped reserves.

Operating and Financial Review and Prospects, page 95

Contractual Obligations, page 121

3.      We note your disclosure that you have nearly $4.9 billion in “Other Liabilities,” including $3.089 billion coming due within one year. Please briefly describe the obligations falling into this category.

We acknowledge the Staff’s comment and we supplementally advise the Staff that, as of December 31, 2011, the obligations contained into the category “Other Liabilities” include\ accounts payable of $4.4 billion (corresponding to 11,915 million Argentine pesos of current accounts payable and 6,880 million  Argentine pesos of noncurrent accounts payable), salaries and social security of $0.2 billion (corresponding to 569 million Argentine pesos of current salaries and 181 million Argentine pesos of noncurrent salaries) and taxes payable of $0.3 billion (corresponding to 812 million Argentine pesos of current taxes payable and 623 million Argentine pesos of noncurrent taxes payable).  These amounts are disclosed in our consolidated balance sheet as of December 31, 2011.

We confirm to the Staff that in future filings we will include an additional footnote to the table describing contractual  obligations falling into this category to read substantially as follows:

“Includes accounts payable, salaries and social security and taxes payable as set forth in our consolidated balance sheet included  as of December 31, 20xx”

2